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MAR 02 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/29/07 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrandView Capital Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8201 Peters Rd S-1000
(No. and Street)

Plantation (City) FL (State) 33324 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen B VanFleet-Bailey 954-916-2646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Webb & Co, PA
(Name – *if individual, state last, first, middle name*)

1501 Corp Dr. S-150 (Address) Boynton Bch (City), FL (State) 33426 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KB Van Fleet - Bailey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grandview Capital Inc, as of 2/27, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public State of Florida
Shannon Elizabeth Protter
My Commission DD559410
Expires 06/01/2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANDVIEW CAPITAL, INC.
(A WHOLLY OWNED SUBSIDIARY OF
GRANDVIEW CAPITAL PARTNERS, INC.)

REPORT PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

WC
Webb & Company, P.A.
Certified Public Accountants

GRANDVIEW CAPITAL, INC.
(A WHOLLY OWNED SUBSIDIARY OF GRANDVIEW CAPITAL PARTNERS, INC.)

CONTENTS

Webb & Company, P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of:
Grandview Capital, Inc.
(a wholly owned subsidiary of Grandview Capital Partners, Inc.)

We have audited the accompanying statement of financial condition of Grandview Capital, Inc. (a wholly owned subsidiary of Grandview Capital Partners, Inc.) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of Generally Accepted Accounting Principles in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Grandview Capital, Inc. (a wholly owned subsidiary of Grandview Capital Partners, Inc.) as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has a net loss of $56,251 and a negative cash flow from operations of $96,035 for the year ended December 31, 2008. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11–12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act if 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Webb & Company, P.A.

WEBB & COMPANY, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 26, 2009

1501 Corporate Drive, Suite 150 • Boynton Beach, FL 33426
Telephone: (561) 752-1721 • Fax: (561) 734-8562
www.cpawebb.com

Grandview Capital, Inc.
(A Wholly Owned Subsidiary of Grandview Capital Partners, Inc.)
Statement of Financial Condition

ASSETS

		As of December 31, 2008		As of December 31, 2007
Current Assets				
Cash	$	34,959	$	86,600
Accounts receivable, net of $42,500 and $0, respectively		50,000		-
Prepaid expenses		1,993		890
Total Current Assets		86,952		87,490
Other Assets				
Security deposits		1,904		1,904
Deposit with clearing agent		30,606		30,000
Total Other Assets		32,510		31,904
Total Assets	$	**119,462**	$	**119,394**

LIABILITIES AND STOCKHOLDERS' EQUITY

		As of December 31, 2008		As of December 31, 2007
Current Liabilities				
Accounts payable	$	1,273	$	3,852
Accrued expenses		1,716		2,318
Deferred revenue		7,500		-
Total Current Liabilities		10,489		6,170
Long term Liabilities				
Subordinated note payable - related party		100,000		100,000
Accrued expenses - related party		8,167		1,167
Total Long Term Liabilities		108,167		101,167
Total Liabilities		**118,656**		**107,337**
Commitments and Contingencies				
Stockholders' Equity				
Common stock, $0.001 par value; 10,000,000 shares authorized, 100 shares issued and outstanding		1		1
Additional Paid in Capital		179,999		134,999
Accumulated deficit		(179,194)		(122,943)
Total Stockholders' Equity		**806**		**12,057**
Total Liabilities and Stockholders' Equity	$	**119,462**	$	**119,394**

See accompanying notes to financial statements

Grandview Capital, Inc.
(A Wholly Owned Subsidiary of Grandview Capital Partners, Inc.)
Statements of Operations

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007
Revenue		
Consulting Services	$ 245,500	$ 8,000
Interest Income	1,131	548
Total Revenue	246,631	8,548
Operating Expenses		
General and administrative	31,865	15,556
Employees' compensation	188,731	86,618
Professional fees	12,462	16,555
Provision for doubtful accounts	42,500	-
Rent	20,324	11,595
Total Operating Expenses	295,882	130,324
Net Loss from Operations	(49,251)	(121,776)
Other Expense		
Interest Expense	7,000	1,167
Total Other Expense	7,000	1,167
Loss from Operations	(56,251)	(122,943)
Provision for Income Taxes	-	-
Net Loss	**$ (56,251)**	**$ (122,943)**

See accompanying notes to financial statements

Grandview Capital, Inc.
(A Wholly Owned Subsidiary of Grandview Capital Partners, Inc.)
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2008 and December 31, 2007

	Common Stock Shares	Common Stock Par	Additional Paid In Capital	Accumulated Deficit	Total
Balance, December 31, 2006	-	$ -	$ -	$ -	$ -
Stock issued for cash	100	1	69,999	-	70,000
Capital contribution	-	-	65,000	-	65,000
Net Loss	-	-	-	(122,943)	(122,943)
Balance, December 31, 2007	**100**	**1**	**134,999**	**(122,943)**	**12,057**
Capital contribution	-	-	45,000	-	45,000
Net Loss	-	-		(56,251)	(56,251)
Balance, December 31, 2008	**100**	**$ 1**	**$ 179,999**	**$ (179,194)**	**$ 806**

See accompanying notes to financial statements

Grandview Capital, Inc.
(A Wholly Owned Subsidiary of Grandview Capital Partners, Inc.)
Statements of Cash Flows

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007
Cash Flows From Operating Activities:		
Net Loss	$ (56,251)	$ (122,943)
Adjustments to reconcile net loss to net cash used in operations		
Provision for doubtful accounts	42,500	-
Changes in operating assets and liabilities:		
Prepaid expenses	(1,103)	(890)
Accounts receivable	(92,500)	-
Other Assets	-	(1,904)
Accounts payable	(2,579)	3,852
Deferred revenue	7,500	-
Accrued expenses- related party	7,000	1,167
Accrued expenses	(602)	2,318
Net Cash Used In Operating Activities	(96,035)	(118,400)
Cash Flows From Investing Activities:		
Deposits with clearing agent	(606)	(30,000)
Net Cash Used In Investing Activities	(606)	(30,000)
Cash Flows From Financing Activities:		
Proceeds from related party loan	-	100,000
Common stock issued for cash	45,000	135,000
Net Cash Provided by Financing Activities	45,000	235,000
Net Increase (Decrease) in Cash	(51,641)	86,600
Cash at Beginning of Period	86,600	-
Cash at End of Period	$ 34,959	$ 86,600

Supplemental disclosure of cash flow information:

Cash paid for interest	$ -	$ -
Cash paid for taxes	$ -	$ -

See accompanying notes to financial statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Organization

Grandview Capital, Inc. (a wholly owned subsidiary of Grandview Capital Partners, Inc.) was incorporated under the laws of the State of Florida on December 17, 1999.

The Company is a broker-dealer registered with the SEC and is a member of FINRA. The Company is a Florida corporation that is wholly owned subsidiary of Grandview Capital Partners, Inc. (Parent).

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(D) Income Taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2008 and 2007, the Company has a net operating loss carryforward of approximately $135,372 and $122,943 available to offset future taxable income through 2028. The valuation allowance at December 31, 2008 and 2007 was $50,940 and $46,263. The net change in the valuation allowance for the year ended December 31, 2008 and 2007 was an increase of $4,677 and $46,263 respectively.

(E) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(F) Fair Value of Financial Instruments

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes affair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three board levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

(G) Revenue Recognition

The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" and No. 104, "Revenue Recognition". In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability is reasonably assured. Investment advisory fees are recognized as earned over the term of the contract. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(H) Advertising and Promotional Expense

Advertising and other product-related costs are charged to expense as incurred. Advertising expense for the years December 31, 2008 and 2007 was $1,235 and $0 respectively.

(I) Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*". This statement improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require; the ownership interests in subsidiaries held by parties other than the parent and the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income, changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value, entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 affects those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (SFAS 161). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We are currently evaluating the disclosure implications of this statement.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and

provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The Board believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditors) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. The adoption of FASB 162 is not expected to have a material impact on the Company's financial position.

In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60." Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises. This results in inconsistencies in the recognition and measurement of claim liabilities. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements. The adoption of FASB 163 is not expected to have a material impact on the Company's financial position.

NOTE 2 SUBORDINATED NOTES PAYABLE

The borrowings under subordination agreements at December 31, 2008 and 2007 are as follows:

	2008	2007
Subordinated notes, 7 percent, due October 29, 2012 Unsecured	$ 100,000	$ 100,000
	$ 100,000	$ 100,000

The subordinated borrowings are with related parties and are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $47,303, which was in excess of its required net capital of $42,303. The Company's net capital ratio was 0.06 to 1.

NOTE 4 STOCKHOLDER EQUITY

During October 2007, the Company issued 100 shares of common stock for cash of $70,000. During 2008 and 2007, the parent company contributed $ $45,000 and $65,000.

NOTE 5 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the parent company provided a subordinated note payable of $100,000 to the Company due on October 29, 2012. The loan bears interest at 7% and is unsecured. As of December 31, 2008 and 2007, accrued interest of $8,167 and $1,167 was recorded as accrued expense – related party (See Note 2).

NOTE 6 CONTIGIENCIES

During February, 2008 the Company entered into a one year office lease agreement. The agreement calls for monthly lease payments of $1,904. The Company also enters into various equipment leasing agreements for approximately $227 per month ending at various dates through August 2010.

NOTE 7 GOING CONCERN

As reflected in the accompanying financial statements, the Company has a net loss of $56,251 and a negative cash flow from operations of $96,035 for the year ended December 31, 2008. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to implement its strategic plans provide the opportunity for the Company to continue as a going concern.

SUPPLEMENTARY INFORMATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15C(3)1(a)(2)(vi)
December 31, 2008

AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Liabilities	$	2,990
NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	806
Add:		
Subordinated notes payable		100,000
Deductions:		
Nonallowable Assets		
Accounts receivable		50,000
Other Assets		3,170
Total Nonallowable Assets		53,170
Net Capital Before Haircuts on Securities Positions		47,636
HAIRCUTS ON SECURITIES POSITIONS:		
Money Market Funds		333
NET CAPITAL	$	47,303
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital		5,000
EXCESS NET CAPITAL	$	42,303
EXCESS NET CAPITAL AT 1000%	$	47,004

STATEMENT PURSUANT TO RULE 17a-5(d)(4)
December 31, 2008

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	46,241
Audit Adjustments to reduce Accrued Liabilities		729
Haircut on Money Market Funds		333
Net Capital Per Above	$	47,303

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2008 to December 31, 2008, there were $100,000 of liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15C-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC 15c3-3 based upon Paragraph (k)(2)(i) of the Rule.